4359 Metropolitan Court
Frederick, Maryland 21704
Phone: 301-874-4890
Fax:      301-874-6935

January 13, 2011

Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C.   20549

RE:  BioElectronics Corporation File No. 000-51809

Dear Mr. Cascio:

The BioElectronics Corporation (the “Company” or “we”) has reviewed your letter dated January 13, 2011 and issues the following responses.

Form 8-K Filed January 13, 2011

COMMENT

1.
In the second paragraph of Item 4.04, you disclose that the reports of your former firm for fiscal 2006 through 2009 were not qualified or modified.  However, we see in your Form 10-K for fiscal 2009 that the report on 2008 and 2009 is modified for substantial doubt as to your ability to continue as a going concern.  In an amendment, please revise your disclosure to state the report was modified for substantial doubt as to your ability to continue as a going concern.  Please refer to the requirement in Item 304(a)(1)(ii) of Regulation S-K.

1 | Page     BioElectronics Corporation 000-51809

RESPONSE

We agree with your comment and will include with our amended filing:

“Berenfeld’s reports on the Company’s financial statements as of and for the years ended December 31, 2006 through 2009 did not contain an adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope, or accounting principles. However, the reports for fiscal 2008 and 2009 were modified for substantial doubt as to the Company’s ability to continue as a going concern.”

COMMENT

2.	Please explain to us whether you attempted to obtain a letter from your former accountants.

RESPONSE

The auditors ceased operations and liquidated its entity in the State of Florida. While we have attempted to contact the firm, staff were not available to issue a letter. We will indicate in our amended filing:

“Since Berenfeld ceased operations and liquidated, no employees remain within Berenfeld. Consequently, we attempted, but were unable, to request that Berenfeld furnish us with a letter, pursuant to Item 304(a) of Regulation S-K, addressed to the SEC, stating whether or not it agrees with the above statements.”

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust this response fully satisfies your comments. In you have any questions, please contact me at 301-874-4890 or awhelan@bielcorp.com.

Sincerely,

/s/  Andrew J. Whelan
__________________________________
Name: Andrew J. Whelan	January 13, 2011
Title: President and Principal Accounting Officer

2 | Page     BioElectronics Corporation 000-51809